Filed pursuant to Rule 433
July 10, 2006
Relating to Preliminary Pricing Supplement No. 343 to
Registration Statement No. 333-89136
Dated September 17, 2003

U.S. Federal Income Tax Consequences At Maturity of an Investment in 3.5 -Year Principal Protected Notes due February 9, 2010 linked to the Rogers International Commodity Index®-Agriculture Excess Return

The information herein relates to the offering of 3.5 -Year Principal Protected Notes due February 9, 2010 linked to the Rogers International Commodity Index®-Agriculture Excess Return (CUSIP: 00079FRU8) issued by ABN AMRO Bank N.V. (“ABN AMRO”) and guaranteed by ABN AMRO Holding N.V. (the “Securities”). Capitalized terms used herein and not defined shall have the meanings ascribed to such terms in the applicable Pricing Supplement related to the Securities.

For complete details, please refer to "United States Federal Income Taxation" in the applicable Pricing Supplement related to the Securities. ABN AMRO is not a tax advisor and is providing this document solely as an illustration of possible U.S. federal income tax consequences of an investment in the Securities under different scenarios. No assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment described herein and in the applicable Pricing Supplement.

The scenarios provided below are for illustrative purposes only and do not represent actual past, present or future situations. In addition, the scenarios and the U.S. federal income tax consequences do not apply to all U.S. Holders, and accordingly, investors are urged to consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the Securities in light of their individual circumstances. These examples assume that the investor purchased the securities on the Issue Date for an Issue Price equal to the par value of the Securities ($1,000 per Security).

ABN AMRO has filed a registration statement (including a Prospectus and Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and Prospectus Supplement in that registration statement and other documents ABN AMRO has filed with the SEC for more complete information about ABN AMRO and this offering of the Securities.

You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, ABN AMRO, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and Prospectus Supplement if you request it by calling toll free (888) 644-2048.

Hypothetical Tax Scenario Analysis

Assumptions
Underlying Index:	Rogers International Commodity Index® -Agriculture Excess Return

Tenor:	3.5 Years

Participation:	100%

Principal Protection Level:	100%

Issue Price:	$1,000

Minimum Principal Return at Maturity:	$1,000

Assumed Comparable Yield:*	5.25%

OID Accrual Schedule (30/360 Daycount)
	Beginning Cost Basis	New Cost Basis	“Phantom” Ordinary Income**
2006: 8/11 (trade date) – 12/31	$1,000.00	$1,020.42	$20.42

2007: 1/1 – 6/30	$1,020.42	$1,047.20	$26.79

2007: 7/1 – 12/31	$1,047.20	$1,074.69	$27.49

2008: 1/1 – 6/30	$1,074.69	$1,102.90	$28.21

2008: 7/1 – 12/31	$1,102.90	$1,131.85	$28.95

2009: 1/1 – 6/30	$1,131.85	$1,161.56	$29.71

2009: 7/1 – 12/31	$1,161.56	$1,192.06	$30.49

2010: 1/1 – 2/9 (maturity date)	$1,192.06	$1,198.66	$6.61

			$198.66

At Maturity
	Scenario 1	Scenario 2	Scenario 3	Scenario 4
Underlying Index Return***	+50.00%	+10.00%	0.00%	-25.00%

Supplemental Return (%)***	+50.00%	+10.00%	0.00%	0.00%

Supplemental Redemption Amount ($)	$500.00	$100.00	$0.00	$0.00

Payment at Maturity	$1,500.00	$1,100.00	$1,000.00	$1,000.00

New Cost Basis (original basis $1,000
+ “phantom” ordinary income $198.66)	$1,198.66	$1,198.66	$1,198.66	$1,198.66

2010 Hypothetical	Additional Ordinary	Ordinary Loss of -$98.66	Ordinary Loss of -$198.66	Ordinary Loss of -$198.66
U.S. Federal Income Tax Treatment	Income of
of Security	$301.34 ****

*The actual comparable yield and the projected payment schedule of the Securities as of the Pricing Date will be provided in the final Pricing Supplement, and will be provided for the sole purpose of determining U.S. Holders’ OID accruals in respect of the Securities for U.S. federal income tax purposes.

** “Phantom” Ordinary Income is income on which an investor in the Securities is required to pay income tax even though the investor has not received any cash with which to pay the tax

***The Underlying Index Return is calculated as (Final Value – Initial Value)/Initial Value. The Supplemental Return is calculated as follows: (1) if the Underlying Index Return is greater than 0%, 100% multiplied by the Underlying Index Return; (2) If the Underlying Index Return is less than or equal to 0%, 0%.

**** As depicted under “Phantom” Ordinary Income, a U.S. Holder also will have included $6.61 in ordinary income for 2010 in respect of the Securities.

The scenarios set forth above are for illustrative purposes only and the Supplemental Redemption Amount and U.S. federal income tax consequences may not be the actual returns applicable to a purchase of the Securities. Moreover, the Underlying Index may not appreciate or depreciate over the term of the Securities as indicated below.

Risk Factors & Index Disclaimer

Investors should carefully consider the risks of the Securities to which this communication relates and whether these Securities are suited to their particular circumstances before deciding to purchase them. It is important that prior to investing in these Securities investors read the Pricing Supplement related to such Securities and the accompanying Prospectus and Prospectus Supplement to understand the actual terms of and the risks associated with the Securities. In addition, we urge investors to consult with their investment, legal, accounting, tax and other advisors with respect to any investment in the Securities.

Credit Risk

The Securities are issued by ABN AMRO Bank N.V. and guaranteed by ABN AMRO Holding N.V., ABN AMRO Bank N.V.’s parent. As a result, investors assume the credit risk of ABN AMRO Bank N.V. and that of ABN AMRO Holding N.V. in the event that ABN AMRO Bank N.V. defaults on its obligations under the Securities. Any obligations or Securities sold, offered, or recommended are not deposits on ABN AMRO Bank N.V. and are not endorsed or guaranteed by any bank or thrift, nor are they insured by the FDIC or any governmental agency.

Market Risk

If the Final Value of the Underlying Index is equal to or lower than the Initial Value, you will be entitled to receive at maturity only the principal amount of your Securities. In such a case, you will receive no return on your investment in the Securities and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time. Moreover, if you sell your Securities prior to maturity in the secondary market, if any, you will receive the market price for the Securities, which may or may not include the return of your full principal amount.

Index Committee

The Underlying Index is overseen and managed by a committee chaired and controlled by James B. Rogers, Jr., the founder and sole owner of the Underlying Index. We are one of the five other members of the Index Committee. The committee has discretion regarding the composition and management of the Underlying Index, including additions, deletions and the weightings of the commodities comprising the Underlying Index, all of which could affect the Underlying Index and, therefore, the value of the Securities.

Liquidity Risk

ABN AMRO Bank N.V. does not intend to list the Securities on any securities exchange. Accordingly, there may be little or no secondary market for the Securities and information regarding independent market pricing of the Securities may be limited. The value of the Securities in the secondary market, if any, will be subject to many unpredictable factors, including then prevailing market conditions.

It is important to note that many factors will contribute to the secondary market value of the Securities, and investors may not receive their full principal back if the Securities are sold prior to maturity. Such factors include, but are not limited to, time to maturity, the price of the Underlying Index, volatility and interest rates.

In addition, the price, if any, at which we or another party are willing to purchase Securities in secondary market transactions will likely be lower than the issue price, since the issue price included, and secondary market prices are likely to exclude, commissions, discounts or mark-ups paid with respect to the Securities, as well as the cost of hedging our obligations under the Securities.

Tax Risk

The Securities will be treated as "contingent payment debt instruments" for U.S. federal income tax purposes. Accordingly, U.S. taxable investors, regardless of their method of accounting, will be required to accrue as ordinary income amounts based on the “comparable yield” of the Securities, as determined by us, even though they will receive no payment on the Securities until maturity. In addition, any gain recognized upon a sale, exchange or retirement of the Securities will generally be treated as ordinary interest income for U.S. federal income tax purposes.

Investors should review the “Taxation” section in the related pricing supplement. Additionally, investors are urged to consult their tax advisor regarding the tax treatment of the Securities and whether a purchase of the Securities is advisable in light of the tax treatment and their particular situation.

Index Disclaimer

“Jim Rogers”, “James Beeland Rogers, Jr.”, “Rogers”, “Rogers International Commodity Index®-Agriculture Excess Return” and “RICI®-A Excess Return” are trademarks and service marks of, and “Rogers International Commodity Index” and “RICI” are registered service marks of Beeland Interests, Inc. (“Beeland Interests”), which is owned and controlled by James Beeland Rogers, Jr., and are used subject to license. The name and likeness of Jim Rogers/James Beeland Rogers, Jr. are trademarks and service marks of James Beeland Rogers, Jr.

The Securities are not sponsored, endorsed, sold or promoted by Beeland Interests or Diapason Commodities Management S.A. (“Diapason”). Neither Beeland Interests nor Diapason makes any representation or warranty, express or implied, nor accepts any responsibility, regarding the accuracy or completeness of this Pricing Supplement, or the advisability of investing in securities or commodities generally, or in the Securities or in futures particularly.

NEITHER BEELAND INTERESTS NOR DIAPASON, OR ANY OF THEIR RESPECTIVE AFFILIATES, GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE RICI®, THE UNDERLYING INDEX OR ANY DATA INCLUDED THEREIN. SUCH PERSON SHALL NOT HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN AND MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY OWNERS OF ANY SECURITIES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RICI®, THE UNDERLYING INDEX, ANY DATA INCLUDED THEREIN OR THE SECURITIES. NEITHER BEELAND INTERESTS, NOR DIAPASON, OR ANY OF THEIR RESPECTIVE AFFILIATES, MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EACH EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RICI®, THE UNDERLYING INDEX AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL BEELAND INTERESTS, DIAPASON OR ANY OF THEIR RESPECTIVE AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.